Supplement No. 12 dated October 23, 2003 to prospectus dated January 11, 2000


The exercise price of Netsmart Technologies, Inc. warrants to purchase 448,535 shares of common stock at $12.00 per share has been reduced to $10.00 per share, contingent upon the exercise of such warrants on or before their expiration date of October 31, 2003. These warrants will not be extended beyond their maturity date.